UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Senomyx, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81724Q 10 7

(CUSIP Number)

Jeffrey I. Martin

c/o Rho Capital Partners, Inc.

152 West 57th Street, 23rd Floor

New York, NY 10019

212-784-8872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81724Q 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,469,486 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 1,469,486 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO, IA

CUSIP No. 81724Q 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Joshua Ruch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 340,571 8 SHARED VOTING POWER 1,469,486 9 SOLE DISPOSITIVE POWER 340,571 10 SHARED DISPOSITIVE POWER 1,469,486

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 81724Q 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Habib Kairouz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 353 8 SHARED VOTING POWER 1,469,486 9 SOLE DISPOSITIVE POWER 353 10 SHARED DISPOSITIVE POWER 1,469,486

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 81724Q 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Mark Leschly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 1,469,486 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 1,469,486

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,481,402*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes options to purchase 11,916 shares within 60 days of the date of this Schedule 13D and excludes options to purchase 30,984 shares not exercisable within 60 days. See Items 5 and 6.

SCHEDULE 13D

CUSIP No. 81724Q 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Management Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,469,486 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER 1,469,486 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,469,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 81724Q 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Atlas Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 1,991 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 1,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 81724Q 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rho Management Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 1,991 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER 1,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1.	Security and Issuer.

This statement relates to shares (the “Shares”) of Common Stock, $0.001 par value per share (the “Common Stock”), of Senomyx, Inc., a Delaware corporation (“Senomyx” or the “Issuer”). The principal executive offices of Senomyx are located at 11099 North Torrey Pines Road, La Jolla, CA 92037.

Item 2.	Identity and Background.

(a) Name. This statement is being filed by (i) Rho Capital Partners, Inc., a New York corporation (“Rho”), (ii) Rho’s controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly, (iii) Atlas Capital Corp., a New York corporation, (iv) Rho Management Partners, L.P., a Delaware limited partnership, and (v) the following affiliated investment vehicle: Rho Management Trust I, a New York grantor trust, (persons (i) through (v) collectively, the “Reporting Persons” and individually, a “Reporting Person”). As the investment advisor to Rho Management Trust I, a New York grantor trust, (“Trust I”), Rho may be deemed to exercise sole investment and voting control over Shares of Senomyx Common Stock held of record in the name of such investment vehicle. As controlling shareholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the Shares of Senomyx Common Stock reported by Rho herein. As the sole stockholder of Atlas Capital Corp., which is the general partner of Rho Management Partners, L.P., Joshua Ruch may be deemed to exercise sole investment and voting control over shares of Senomyx Common Stock held of record by Rho Management Partners, L.P.

(b) Address. The business address for each of Rho Capital Partners, Inc., Joshua Ruch, Habib Kairouz, Mark Leschly, Atlas Capital Corp., Rho Management Partners, L.P., and Trust I is 152 West 57th Street, 23rd Floor, New York, New York 10019.

(c) Principal Occupation of Natural Persons. Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly are employed by Rho as Managing Partners.

(d)-(e) Certain Proceedings. During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization. The information set forth in item 6 of the cover pages is hereby incorporated by reference into this Item 2(f).

Item 3.	Source and Amount of Funds or Other Consideration.

An aggregate of 2,371,656 Shares of Senomyx Common Stock was acquired by Trust I upon conversion of Senomyx Preferred Stock purchased by Trust I prior to the initial public offering of the Issuer’s Common Stock, which closed on June 25, 2004 (the “IPO”).

An aggregate of 250,000 Shares of Senomyx Common Stock was purchased on June 25, 2004 by Trust I in the IPO at the IPO offering price of $6.00 per share. The source of funds for such purchase was the working capital of Trust I.

An aggregate of 67,317 Shares of Senomyx Common Stock was purchased from Senomyx by Trust I on June 30, 2003. The source of funds for such purchase was the working capital of Trust I.

Item 4.	Purpose of Transaction.

The Shares reported herein were acquired solely for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer. Mark Leschly, a Reporting Person, currently serves on the board of directors of the Issuer, and has served in such capacity since November 2001.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Amount and Nature of Beneficial Ownership. As the investment advisor to Trust I, Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 1,469,486 of the Shares of Senomyx Common Stock reported hereby, constituting 5.8% of the 25,201,057 Shares of Senomyx Common Stock outstanding as of October 31, 2004, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2004.

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 1,469,486 Shares of Senomyx Common Stock beneficially owned by Rho, Mr. Ruch, in his capacity as sole stockholder of Atlas Capital Corp., has sole investment and voting control over the 1,991 Shares of Senomyx Common Stock held by Rho Management Partners, L.P., and Mr. Ruch has sole investment and voting control over the 313,553 Shares of Senomyx Common Stock held in an account he manages on behalf of a client. Such Reporting Persons may be deemed to beneficially own the following percentage amounts of the 25,201,057 Shares of Senomyx Common Stock outstanding as of October 31, 2004, as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2004: Joshua Ruch – 7.2%; Habib Kairouz – 5.8%; and Mark Leschly – 5.9%. Other than the Shares of Senomyx Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

Mark Leschly holds an option to purchase 42,900 Shares of Senomyx Common Stock at a per Share exercise price of $6.02. The option vests and is exercisable in equal monthly installments over a three-year period following the June 25, 2004 date of grant. 11,916 of such option Shares are exercisable within 60 days of the date of this Schedule 13D.

(c) Recent Transactions. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c). On March 3, 2005, Trust I distributed, without receipt of consideration, an aggregate of 1,219,487 Shares of Senomyx Common Stock to its beneficiaries. Of such 1,219,487 Shares, an aggregate of 340,924 Shares were distributed to the following Reporting Persons: Habib Kairouz - 353 Shares; Joshua Ruch - 25,027 Shares; Rho Management Partners, L.P. – 1,991 Shares; and an account managed by Joshua Ruch over which he has sole investment and voting control – 313,553 Shares. There were no other transactions in the Shares by the Reporting Persons in the past 60 days.

(d) Dividends. No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of Senomyx Common Stock covered hereby.

(e) Not Applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 30, 2003, Senomyx and Trust I entered into a Stock Purchase Agreement pursuant to which Trust I purchased 67,317 Shares of Senomyx Common Stock at $0.74 per Share. Pursuant to the terms of such agreement, Senomyx has a right to buy back a portion of such Shares at $0.74 per Share if at any time an employee of Rho is no longer serving on the Board of Directors of Senomyx. As of March 7, 2005, such buy-back right has expired with regard to 29,456 of such Shares, and on the 28th of each month an additional 1,403 Shares are released from such buy-back right.

On March 25, 2004, Mark Leschly and Trust I entered into “lock-up” letter agreements with the underwriters of the IPO (the “Underwriters”) by which each agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any Shares, or any securities convertible into or exercisable or exchangeable for Shares or publicly announce an intention to effect any such transaction, for a period ending after the 180th day following the date of the Underwriting Agreement entered into between Senomyx and the Underwriters, with exceptions as provided in such letter agreements. The foregoing summary of the terms of such letter agreements is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit A to this statement on Schedule 13D, and is incorporated herein by reference.

Mark Leschly holds an option to purchase 42,900 Shares of Senomyx Common Stock at a per Share exercise price of $6.02. The option vests and is exercisable in equal monthly installments over a three-year period following the June 25, 2004 date of grant.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

A. Letter Agreement, dated March 25, 2004 (1).

B. Statement Appointing Designated Filer and Authorized Signer dated March 3, 2005.

(1)	Incorporated by reference to the exhibit to Schedule 13D with respect to the Issuer, filed by Rho Capital Partners, Inc. on July 6, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2005

RHO CAPITAL PARTNERS, INC.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Joshua Ruch

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Habib Kairouz

/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer for Mark Leschly

RHO MANAGEMENT TRUST I

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

RHO MANAGEMENT PARTNERS, L.P.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

ATLAS CAPITAL CORP.

By:	/s/ Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer

EXHIBIT INDEX

A. Letter Agreement, dated March 25, 2004 (1).

B. Statement Appointing Designated Filer and Authorized Signer dated March 3, 2005.

(1)	Incorporated by reference to the exhibit to Schedule 13D with respect to the Issuer, filed by Rho Capital Partners, Inc. on July 6, 2004.